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Sarah Buxbaum

Dessert Caterer + Celebration Expert who loves dogs, sprinkles, and knows a bit about Celiac Disease.

Thousand Oaks, California · 500+ connections · **Contact info**

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Celebrate with Sarah

San Diego State University-California State University

About

I own Celebrate with Sarah, a dessert catering company that specializes in creating unique experiences, and am now expanding! From styling show stopping dessert tables to working with other business owners helping them up level their own business, I'm is passionate about all things celebration and supporting local and inter   ... see more

Activity

526 followers

 **My Girl Gang. Ready for the big kickoff tomorrow!💥 #ewnconf #entrepreneur**
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8 Reactions • 1 Comment

 **✈️ One year ago today... I sat in this same airport heading to the same...**
Sarah shared this
20 Reactions • 1 Comment

 **So cool!!**
Sarah commented

 **💥 EXCITING NEWS! (Part 1) The Sarah Annelise Foundation is back!...**
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5 Reactions

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Experience

Business Owner
Celebrate with Sarah
Feb 2016 – Present · 3 yrs 8 mos
Thousand Oaks, CA

Vice President
RBP Charter Services
Oct 2014 – Dec 2016 · 2 yrs 3 mos

RBP Charter Services specializes in San Diego Bay excursions for businesses to take advantage of a social business environment.

Food and Beverage Manager
Sheraton San Diego Hotel & Marina
Jan 2013 – Oct 2014 · 1 yr 10 mos
San Diego

Food and Beverage Supervisor
HILTON SAN DIEGO BAYFRONT

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Sheraton
1 yr 5 mos

○   **Food and Beverage Supervisor**
May 2012 – Sep 2012 · 5 mos
Greater San Diego Area

○   **Server**
May 2011 – Sep 2012 · 1 yr 5 mos

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Education

San Diego State University-California State University
B.S., Management - Specialization in Entrepreneurship
2009 – 2011

Activities and Societies: Delta Zeta National Sorority 2009-2011 (multiple positions),
Associated Students Council 2010-2011, SDSU Children Center Board 2010-2011, Women's
Outreach Association

Moorpark College
AA, Business Administration
2007 – 2009

Volunteer Experience

Dog Therapy Program
Children's Hospital Los Angeles (CHLA)
Nov 2015 – Present • 3 yrs 11 mos
Children

Skills & Endorsements

Customer Service · 22

Endorsed by **2 of Sarah's colleagues at Starwood Hotels & Resorts Worldwide, Inc.**

Event Planning · 11

Endorsed by **Leslie Paciski and 1 other who is highly skilled at this**

Food & Beverage · 11

Sue McNulty and 10 connections have given endorsements for this skill

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